UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 26, 2026, One and one Green Technologies. INC (the “Company”) entered into voluntary lock-up agreements with Quickool Holdings Inc, BOYUO International Limited, Glowing Star Technology Limited, Glowing Star Holding Limited, and Asahi Sea Group Limited (collectively, the “Shareholders”), each of whom is a shareholder of the Company.

The Shareholders are under lock-up arrangement in connection with the Company’s initial public offering and such lock-up will be expiring on April 9, 2026 (the “Expiration Date”). The Shareholders agreed to be subject to an additional voluntary lock-up for a period of three (3) months following such Expiration Date. During this period, the Shareholders have agreed not to, directly or indirectly, sell, transfer, or otherwise dispose of their shares or related securities, or enter into transactions that transfer the economic benefits of ownership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director